                 SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549


                         SCHEDULE 13D

             Under the Securities Exchange Act of 1934
                         (Amendment No. 2)*



                        NURESCELL INC.
-----------------------------------------------------------
                       (Name of Issuer)

                COMMON STOCK, $.0001 par value
-----------------------------------------------------------
                (Title of Class of Securities)


                         67057R 10 1
             ---------------------------------
                      (CUSIP Number)


     Adrian A. Joseph, Ph.D.; 1400 Bristol Street North
  Suite 240, Newport Beach, California 92660 (949)752-0071
-----------------------------------------------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                         November 11, 1999
                 -----------------------------
             (Date of Event which Requires Filing
                       of this Statement)


If the filing person has previously filed a statement or Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                     (Continued on following page(s))

                           Page 1 of  6  Pages
                                     ---

CUSIP NO. 67057R 10 1                   13D                Page  2  of  6 Pages
                                                                ----  ----
-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Adrian A. Joseph, Ph.D.

-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)/  /
                                                                      (b)/  /

-------------------------------------------------------------------------------
3    SEC USE ONLY


-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

       OO/PF
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                   /   /

-------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

        Canada

-------------------------------------------------------------------------------
                         7   SOLE VOTING POWER

                                  -0-

                         -------------------------------------------------------
     NUMBER OF           8   SHARED VOTING POWER
      SHARES
  BENEFICIALLY                 6,910,750
    OWNED BY
      EACH               -------------------------------------------------------
    REPORTING            9   SOLE DISPOSITIVE POWER
     PERSON
      WITH                        -0-

                         -------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

                               6,910,750

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,910,750

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      49.1%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

      IN

--------------------------------------------------------------------------------
                         * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 67057R 10 1                    13D                Page  3 of 6 Pages
                                                                ----  ---
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Dianna Joseph

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)/  /
                                                                      (b)/  /

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

       OO/PF

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                   /   /

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

        Canada

--------------------------------------------------------------------------------
                         7   SOLE VOTING POWER

                                  -0-

                         -------------------------------------------------------
     NUMBER OF           8   SHARED VOTING POWER
      SHARES
  BENEFICIALLY                 6,910,750
    OWNED BY
      EACH               -------------------------------------------------------
    REPORTING            9   SOLE DISPOSITIVE POWER
     PERSON
      WITH                        -0-

                         -------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

                               6,910,750

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,910,750

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      49.1%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

      IN

--------------------------------------------------------------------------------
                         * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                         SCHEDULE 13D

     This Amendment No. 2 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on April 7, 1999 and Amendment No. 1 thereto filed with the Securities and Exchange Commission on December 3, 1999 (collectively, the "Schedule 13D") by Adrian A. Joseph, Ph.D. and Dianna Joseph, with respect to the shares of Common Stock, par value $0.0001 of Nurescell Inc. Unless otherwise defined herein, all capitalized terms shall have the meaning ascribed to them in the Schedule 13D.

Item 2 of the Schedule 13D is hereby amended in its entirety to read as follows:

ITEM 2.   IDENTITY AND BACKGROUND.

          (a)   Adrian A. Joseph, Ph.D. and Dianna Joseph (the "Josephs")

          (b) The Josephs' business address is 1400 Bristol Street North, Suite 240, Newport Beach, California 92660

          (c) Adrian A. Joseph is the Chief Executive Officer of Nurescell Inc. ("Nurescell"). Nurescell is in the business of developing and commercially exploiting a proprietary radiation shielding technology and is located at 1400 Bristol Street North, Suite 240, Newport Beach, California 92660. Dianna Joseph is the wife of Adrian A. Joseph.

          (d) During the last five years, neither Adrian A. Joseph nor Dianna Joseph has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, neither Adrian A. Joseph nor Dianna Joseph has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in him or her being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)   Adrian A. Joseph and Dianna Joseph are Canadian citizens.

Item 3 of the Schedule 13D is hereby amended in its entirety to read as follows:

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The consideration for the 7,889,000 shares of Nurescell common stock initially owned by the Josephs (the "Initial Common Stock") was Dr. Joseph's transfer to Nurescell of certain technology developed by him. It is anticipated that the Josephs will use their personal funds at such time, if ever, as they acquire up to an additional 160,000 shares of Nurescell common stock pursuant to outstanding stock options (the "Option Shares"). On January 3, 2000, the Josephs' acquired an additional 900,000 shares of Nurescell common stock (the "Additional Shares"). Of those shares, 500,000 were acquired as an award under Rule 16b-3(d) of the Securities Exchange Act of 1934 and 400,000 were acquired as repayment for an outstanding debt owed to the Josephs by Nurescell.

Item 4 of the Schedule 13D is hereby amended in its entirety to read as follows:

ITEM 4.   PURPOSE OF TRANSACTION.

          The purpose of the acquisition of the Initial Common Stock and the Additional Shares by the Josephs was for investment. It is anticipated that any acquisition of the Option Shares will also be for investment. The Josephs intend to review their holdings with respect to Nurescell on a continuing basis. Depending on their evaluation of Nurescell's business and prospects, and upon future developments (including, but not limited to, market prices of the Nurescell common stock and availability and alternative uses of funds; as well as conditions in the securities markets and general economic and industry conditions), the Josephs may acquire additional shares of Nurescell's common stock (by acquisition of the Option Shares or otherwise); sell all or a portion of their shares of Initial Common Stock and/or the Additional Shares, or other shares of Nurescell common stock hereafter acquired; or maintain their position at current levels.

          The Josephs have no present plans or proposals which relate to, or would result in, any of the matters enumerated in subsections (a) through (j), inclusive, of Item 4 of Schedule 13D. The Josephs may, at any time and from time to time, review or reconsider their position with respect to Nurescell, and formulate plans or proposals with respect to any of such matters.

Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) The 6,910,750 shares beneficially owned by the Josephs (the "Shares") constitute approximately 49.1% of Nurescell's Common Stock outstanding as of February 11, 2000.

          (b) The Josephs share the voting and dispositive power with respect to the Shares.

          (c) The Josephs have engaged in the following transactions with respect to Nurescell's Common Stock since the most recent filing of Schedule 13D:


Transaction         Number of          Price Per           Type of
   Date              Shares              Share           Transaction
-----------        ---------          ---------         -----------
11/1/99              14,000            N/A              Gift
11/5/99               2,000            $1.50            Sale
11/5/99              10,000            $1.00            Sale
11/8/99              25,000            N/A              Gift
11/9/99              17,000            $1.50            Sale
11/11/99             35,000            $1.50            Sale
11/16/99              3,000            N/A              Gift
11/26/99              5,000            $1.25            Sale
11/29/99             20,000            N/A              Gift
11/29/99             15,000            $1.25            Sale
12/22/99              3,000            $1.50            Sale
12/23/99              9,000            $1.50            Sale
1/3/00              500,000            N/A*             Acquisition
1/3/00              400,000            N/A**            Acquisition
2/1/00                4,000            N/A              Gift
2/1/00                3,000            $1.00            Sale
2/1/00               83,000            $1.50            Sale
2/1/00               40,000            $1.75            Sale
2/2/00               61,000            $1.75            Sale
2/4/00               35,000            N/A              Gift
2/4/00               95,000            $1.75            Sale
2/4/00                7,000            $2.00            Sale
2/5/00              300,000            $1.80            Sale
2/7/00               21,000            N/A              Gift
2/7/00               80,000            $1.50            Sale
2/17/00              25,000            $2.00            Sale

*  Awarded under Rule 16b-3(d).
** Received as repayment for an outstanding debt.


          (d)   Not applicable.

          (e)   Not applicable.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED: March 13, 2000



                    /s/ Adrian A. Joseph, Ph.D.
                    -------------------------------
                    Adrian A. Joseph, Ph.D.



                    /s/ Dianna Joseph
                    -------------------------------
                    Dianna Joseph